FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of OCTOBER 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

News release dated October 13, 2005

2.

News release dated October 19, 2005

3.

Material Change Report dated October 21, 2005 (re: October 13/05 news release)

4.

Material Change Report dated October 21, 2005 (re: October 19/05 news release)

5.

News release dated October 26, 2005

6.

Material Change Report dated October 26, 2005 (re: October 26/05 news release)

7.

Consent Letter dated October 25, 2005

8.

News release dated October 27, 2005

Exhibit 99

Technical Report:  Independent Technical Report and Resource Estimate of the Molejon Gold Project dated October 25, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 23, 2005

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Warrants Exercised

Vancouver , BC – October 13, 2005:  Petaquilla Minerals Ltd. (“the Company”) is pleased to announce it has added over $2,100,000 to the treasury from the exercise of warrants and options, and from the sale of treasury shares since July 31, 2005.

Proceeds from the exercise of 4,135,642 warrants and options have totaled $1,182,506 since July 31, 2005. The Company also sold 1,116,500 of its own shares on the Toronto Stock Exchange at an average price of $0.87 per share for proceeds of $965,500.  These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid.

The Company also reports that RAB Capital (“RAB”) has purchased 460,000 of the Company’s shares on the Toronto Stock Exchange. RAB Capital is a London-based investment management company founded in 1999 and one of the world's leading investors in the junior mining sector. RAB Capital specializes in managing absolute return funds and, as of June 30, 2005, had $2.25 billion in assets under management.  R AB currently manages ten hedge fund strategies: Europe, Special Situations, High Yield, UK, Commodity/Energy, Fund of Funds, North American, Japan, Energy and Emerging Europe. RAB also provides advisory and distribution services within the hedge fund industry.

The funds generated by the above will be used for the advancement of the Company’s Molejon gold project and for general working capital purposes.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

ADDITIONAL TRENCHING CONFIRMS THE GEOLOGICAL MODEL
DEVELOPED FOR THE NORTHWEST ZONE

Vancouver, BC – October 19, 2005: Petaquilla Minerals Ltd  (“PTQ” or the “Company”) reports on the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

The trenching program was initiated to generate a geological model for the high grade gold intersections encountered in the 1994-95 drill program. The Company has now completed in excess of 5,000 meters of trenching, with over 3,000 samples collected and assayed in preparing the new geological model.

In order to confirm the geological model developed for the Molejon Project’s Northwest Zone, 13 trenches were dug at the models projected eastern limits. Assay results indicate that the trenching intersected the zone where the model projected it should occur. With these results, the trenching program has exposed the Northwest Zone for a surface grid length of 425 meters.

The Northwest Zone is located in a high relief area, and trenching is exposing the zone along, hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel – chip samples follow the zone obliquely along strike or down dip. Trench sample length intersection are an indicator of gold mineralization continuity, and do not represent true widths of mineralization.

Trench Summary

Line	Trench	Composite Length	Assay (gr/t)
10025N	TR-003	27.0 meters	0.42 gr/t
9975N	TR-004	8.0 meters	2.37 gr/t
9900N	TR-007	9.0 meters	4.71 gr/t
9750N	TR-010	8.0 meters	3.60 gr/t
9725N	TR-011	10.0 meters	2.05 gr/t
9700 N	TR-012	12.0 meters	6.01 gr/t

Currently the northern limit for the Northwest zone is Grid Line 10125N.  Auger samples containing high gold values have been obtained north of the line, but the first 2 trenches to test these anomalies (TR-001 and TR-002) did not expose mineralization.  Exploration will continue in this area, to determine if the surface expression of the Northwest Zone extends north of the current limit.

Line	Trench	Length	Intersection Interval	Composite Length and Assay (Gold)	Notes
10150N	TR-001	32.0			No Intersection
	TR-002	38.5			No Intersection
10025N	TR-003	37.7	0.00 to 27.0	27.0 meters @ 0.42 gr/t	Trench started in gold mineralization
			including	13.5 meters @ 0.51 gr/t
9975N	TR-004	46.0	38.0 to 46.0	8.0 meters @ 2.37 gr/t	Trench ended in gold mineralization
9925N	TR-005	50.5			Trench contains anomulus gold assays, with a high of 0.391 gr/t Au
	TR-006	36.8	10.8 to 32.0	21.2 meters @ 1.39 gr/t
9900N	TR-007	25.1	6.0 to 15.0	9.0 meters @ 4.71 gr/t
			including	2.3 meters @ 16.12gr/t
9875N	TR-008	21.0	0.0 to 16.5	16.5 meters @ 0.46 gr/t	Trench started in gold mineralization
9850N	TR-009	48.3	0.0 to 1.3	1.3 meters @ 0.866 gr/t
9825N	TR-010	31.0	0.0 to 31.0	31.0 meters @ 1.86 gr/t
			including	8.0 meters @ 3.60 gr/t
9750N	TR-011	44.0	2.0 to 24.0	22.0 meters @ 1.24 gr/t
			including	10.0 meters @ 2.05 gr/t
L9725	TR-012	53.5	21.0 to 33.5	12.0 meters @ 6.01 gr/t
			including	4.0 meters @ 11.87 gr/t
L9700	TR-013	45.7	4.9 to 7.9	3.0 meters @ 0.52 gr/t

Complete trench results - Northwest Zone

David Nowak, (P.Geo.), has reviewed the technical data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

All samples were collected in accordance with industry standards, with a sample length of 1.5 meters or geological break, (excluding a few samples in overburden).

Preliminary sample preparation crushing is done on site, where a 500-gram sample is split, and shipped to Global Discovery Lab (GDL) in Vancouver.  GDL completes final sample preparation and performs a 1-ton Fire Assay.  Samples submitted included duplicates, blanks and standards, following industry established quality control practices.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Item 2.

Date of Material Change

October 13, 2005

Item 3.

News Release

The Company’s news release dated October 13, 2005, was disseminated by CCN Matthews on October 13, 2005.

Item 4.

Summary of Material Change

The Company announced it has added over $2,100,000 to the treasury from the exercise of warrants and options, and from the sale of treasury shares since July 31, 2005.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated October 21, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Warrants Exercised

Vancouver , BC – October 13, 2005:  Petaquilla Minerals Ltd. (“the Company”) is pleased to announce it has added over $2,100,000 to the treasury from the exercise of warrants and options, and from the sale of treasury shares since July 31, 2005.

Proceeds from the exercise of 4,135,642 warrants and options have totaled $1,182,506 since July 31, 2005. The Company also sold 1,116,500 of its own shares on the Toronto Stock Exchange at an average price of $0.87 per share for proceeds of $965,500.  These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid.

The Company also reports that RAB Capital (“RAB”) has purchased 460,000 of the Company’s shares on the Toronto Stock Exchange. RAB Capital is a London-based investment management company founded in 1999 and one of the world's leading investors in the junior mining sector. RAB Capital specializes in managing absolute return funds and, as of June 30, 2005, had $2.25 billion in assets under management.  R AB currently manages ten hedge fund strategies: Europe, Special Situations, High Yield, UK, Commodity/Energy, Fund of Funds, North American, Japan, Energy and Emerging Europe. RAB also provides advisory and distribution services within the hedge fund industry.

The funds generated by the above will be used for the advancement of the Company’s Molejon gold project and for general working capital purposes.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: 604-694-0021   Fax: 604-694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Item 2.

Date of Material Change

October 19, 2005

Item 3.

News Release

The Company’s news release dated October 19, 2005, was disseminated by CCN Matthews on October 19, 2005.

Item 4.

Summary of Material Change

The Company reported on the on the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated October 21, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

ADDITIONAL TRENCHING CONFIRMS THE GEOLOGICAL MODEL
DEVELOPED FOR THE NORTHWEST ZONE

Vancouver, BC – October 19, 2005: Petaquilla Minerals Ltd  (“PTQ” or the “Company”) reports on the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

The trenching program was initiated to generate a geological model for the high grade gold intersections encountered in the 1994-95 drill program. The Company has now completed in excess of 5,000 meters of trenching, with over 3,000 samples collected and assayed in preparing the new geological model.

In order to confirm the geological model developed for the Molejon Project’s Northwest Zone, 13 trenches were dug at the models projected eastern limits. Assay results indicate that the trenching intersected the zone where the model projected it should occur. With these results, the trenching program has exposed the Northwest Zone for a surface grid length of 425 meters.

The Northwest Zone is located in a high relief area, and trenching is exposing the zone along, hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel – chip samples follow the zone obliquely along strike or down dip. Trench sample length intersection are an indicator of gold mineralization continuity, and do not represent true widths of mineralization.

Trench Summary

Line	Trench	Composite Length	Assay (gr/t)
10025N	TR-003	27.0 meters	0.42 gr/t
9975N	TR-004	8.0 meters	2.37 gr/t
9900N	TR-007	9.0 meters	4.71 gr/t
9750N	TR-010	8.0 meters	3.60 gr/t
9725N	TR-011	10.0 meters	2.05 gr/t
9700 N	TR-012	12.0 meters	6.01 gr/t

Currently the northern limit for the Northwest zone is Grid Line 10125N.  Auger samples containing high gold values have been obtained north of the line, but the first 2 trenches to test these anomalies (TR-001 and TR-002) did not expose mineralization.  Exploration will continue in this area, to determine if the surface expression of the Northwest Zone extends north of the current limit.

Complete trench results - Northwest Zone

Line	Trench	Length	Intersection Interval	Composite Length and Assay (Gold)	Notes
10150N	TR-001	32.0			No Intersection
	TR-002	38.5			No Intersection
10025N	TR-003	37.7	0.00 to 27.0	27.0 meters @ 0.42 gr/t	Trench started in gold mineralization
			including	13.5 meters @ 0.51 gr/t
9975N	TR-004	46.0	38.0 to 46.0	8.0 meters @ 2.37 gr/t	Trench ended in gold mineralization
9925N	TR-005	50.5			Trench contains anomulus gold assays, with a high of 0.391 gr/t Au
	TR-006	36.8	10.8 to 32.0	21.2 meters @ 1.39 gr/t
9900N	TR-007	25.1	6.0 to 15.0	9.0 meters @ 4.71 gr/t
			including	2.3 meters @ 16.12gr/t
9875N	TR-008	21.0	0.0 to 16.5	16.5 meters @ 0.46 gr/t	Trench started in gold mineralization
9850N	TR-009	48.3	0.0 to 1.3	1.3 meters @ 0.866 gr/t
9825N	TR-010	31.0	0.0 to 31.0	31.0 meters @ 1.86 gr/t
			including	8.0 meters @ 3.60 gr/t
9750N	TR-011	44.0	2.0 to 24.0	22.0 meters @ 1.24 gr/t
			including	10.0 meters @ 2.05 gr/t
L9725	TR-012	53.5	21.0 to 33.5	12.0 meters @ 6.01 gr/t
			including	4.0 meters @ 11.87 gr/t
L9700	TR-013	45.7	4.9 to 7.9	3.0 meters @ 0.52 gr/t

David Nowak, (P.Geo.), has reviewed the technical data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

All samples were collected in accordance with industry standards, with a sample length of 1.5 meters or geological break, (excluding a few samples in overburden).

Preliminary sample preparation crushing is done on site, where a 500-gram sample is split, and shipped to Global Discovery Lab (GDL) in Vancouver.  GDL completes final sample preparation and performs a 1-ton Fire Assay.  Samples submitted included duplicates, blanks and standards, following industry established quality control practices.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: 604-694-0021   Fax: 604-694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Increases Molejon Gold Resource Estimate to 893,000 ounces

Vancouver , BC – October 26, 2005:  Petaquilla Minerals Ltd. (“Petaquilla” or “the Company”) is pleased to announce it has received a current 43-101 compliant mineral resource estimate (the “2005 Report”) on the Company’s Molejon gold deposit in Panama from Steffan, Robertson & Kirsten (“SRK”).

The 2005 Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

Estimated mineral resources at 0.5, 0.6, and 0.7 Au cut-offs are included in the table below to display the sensitivity of resource to different Au cut-offs. Tonnes have been rounded to reflect the relative accuracy of the mineral resource estimate.

Inferred Mineral Resource Estimate
Chart of Sensitivity of tonnes and grade at 0.5, 0.6 and 0.7 g/t Au Cut-Offs

Au cut-off grade	Tonnage (million tonnes)	Au Grade (g/t)	Contained Metal (ozs Au)
0.5 g/t	11.2	2.48 g/t	893,000
0.6 g/t	10.8	2.56 g/t	889,000
0.7 g/t	10.1	2.68 g/t	870,000

The 2005 Report also includes additional analysis of the sensitivity of Molejon tonnes and grade at various cut-offs. For example, a cut-off grade of 3.0 g/t results in 3.3 million tonnes grading 5.3 g/t for total contained gold of 560,000 ounces. This implies that over 60% of the deposit grades above 3.0 g/t.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in Sept 2005 (see Petaquilla Press Release dated Sept 26).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl (“GHW”), an associate of

SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.

The resources estimated by GHW are reported in accordance with NI-43-101 and with the CIM definitions.

The resource potential of the lateral strike extent of the Molejon mineralization and of surrounding target areas is considered to provide significant upside potential for adding further mineral resources to the Molejon project.

A drill program is planned to commence in the fall of 2005 to explore new zones, tighten the existing drill spacing, upgrade and verify the mineral resource estimate in the SRK report.

The complete report will be posted on the Petaquilla website and SEDAR in the near future.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Item 2.

Date of Material Change

October 26, 2005

Item 3.

News Release

The Company’s news release dated October 26, 2005, was disseminated by CCN Matthews on October 26, 2005.

Item 4.

Summary of Material Change

The Company announced it has received received a current 43-101 compliant mineral resource estimate on the Company’s Molejon gold deposit in Panama from Steffan, Robertson & Kirsten (“SRK”).

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated October 26, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Increases Molejon Gold Resource Estimate to 893,000 ounces

Vancouver , BC – October 26, 2005:  Petaquilla Minerals Ltd. (“Petaquilla” or “the Company”) is pleased to announce it has received a current 43-101 compliant mineral resource estimate (the “2005 Report”) on the Company’s Molejon gold deposit in Panama from Steffan, Robertson & Kirsten (“SRK”).

The 2005 Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

Estimated mineral resources at 0.5, 0.6, and 0.7 Au cut-offs are included in the table below to display the sensitivity of resource to different Au cut-offs. Tonnes have been rounded to reflect the relative accuracy of the mineral resource estimate.

Inferred Mineral Resource Estimate
Chart of Sensitivity of tonnes and grade at 0.5, 0.6 and 0.7 g/t Au Cut-Offs

Au cut-off grade	Tonnage (million tonnes)	Au Grade (g/t)	Contained Metal (ozs Au)
0.5 g/t	11.2	2.48 g/t	893,000
0.6 g/t	10.8	2.56 g/t	889,000
0.7 g/t	10.1	2.68 g/t	870,000

The 2005 Report also includes additional analysis of the sensitivity of Molejon tonnes and grade at various cut-offs. For example, a cut-off grade of 3.0 g/t results in 3.3 million tonnes grading 5.3 g/t for total contained gold of 560,000 ounces. This implies that over 60% of the deposit grades above 3.0 g/t.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in Sept 2005 (see Petaquilla Press Release dated Sept 26).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl (“GHW”), an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.

The resources estimated by GHW are reported in accordance with NI-43-101 and with the CIM definitions.

The resource potential of the lateral strike extent of the Molejon mineralization and of surrounding target areas is considered to provide significant upside potential for adding further mineral resources to the Molejon project.

A drill program is planned to commence in the fall of 2005 to explore new zones, tighten the existing drill spacing, upgrade and verify the mineral resource estimate in the SRK report.

The complete report will be posted on the Petaquilla website and SEDAR in the near future.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: 604-694-0021   Fax: 604-694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

GEORGE H. WAHL & ASSOCIATES GEOLOGICAL SERVICES.

October 25, 2005

TSX Exchange
P.O. Box 450
3rd Floor, 130 King Street W.
Toronto, ON M5X 1J2

 and

British Columbia Securities Commission
9th Floor – 701 West Georgia Street
Vancouver, BC  V7Y 1L2

RE:

Consent and Authorization Regarding Technical Report on the Molejon Properties of Petaquilla Minerals Ltd., Colon Province, Panama. dated October 25, 2005 (the “Report”)

Petaquilla Minerals Ltd. is hereby authorized to use the Report for corporate purposes and to submit the Report to all regulatory bodies including, without limitation, the British Columbia Securities Commission and the TSX Exchange.

In addition, Petaquilla Minerals Ltd. is hereby authorized to include references to the Report in its news release dated October 26, 2005, which I have read and have no reason to believe contains any misrepresentations which are derived from the Report, or of which I am otherwise aware.

Yours truly,

George H. Wahl

Dated this 26th Day of October, 2005.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Commences Trading on the Frankfurt Stock Exchange

Vancouver BC – October 27, 2005:  Petaquilla Minerals Ltd. (“PTQ” or “the Company”) is pleased to announce that as of October 24, 2005 the Company’s shares commenced trading on the Frankfurt Stock Exchange.

“I’m pleased to announce our quotation on the Frankfurt Exchange,” said Michael Levy, President of PTQ. “We have a substantial and growing shareholder base in Europe and the ability to trade in Frankfurt will add liquidity and assist their trading. In addition, it is very timely for us because we have our display booth and representatives exhibiting at the Munich Gold and Commodities Fair on November 18 & 19. ”

The International Precious Metals & Commodities Fair (Internationale Fachmesse fur Edelmetalle Rohstoffe) will be held at Olympiapark in Munich, Germany, November 18 & 19, 2005.

The securities issued by Petaquilla have been included in the Frankfurt Exchange trading within the Freiverkehr segment by application of a trading member.

Frankfurt reference numbers:  ISIN #: CA7160131073

  WKN #: AODKMR

  Symbol: P7Z

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.